Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

The following is a transcript of the pre-recorded transaction announcement webcast, made available on April 8, 2021.

Transaction Announcement Webcast

Anat Earon-Heilborn

Welcome to Cellebrite and TWC Tech Holdings II transaction announcement webcast.

I’m Anat Earon-Heilborn, VP Investor Relations at Cellebrite.

Before we get started, please note that the information discussed today is qualified in its entirety by the Form 8-K including exhibits filed today by TWC Tech Holdings II and which may be accessed on the SEC website. Those exhibits include the investor deck that will be presented in conjunction with today’s webcast. Please review the disclaimers in the deck because they apply to today’s webcast.

Statements made during this call that are not statements of historical fact constitute forward-looking statements. All forward-looking statements are subject to risks, uncertainties and other factors that could cause matters expressed or implied by those forward-looking statements not to occur. They could also cause the actual results of TWC Tech Holdings II, Cellebrite or the combined company, to differ materially from historical results and/or from forecasts, including those set forth in TWC Tech Holdings II’s Form 8-K and exhibits filed today.

With that, I’d like to turn the call over to Adam Clammer, Founding Partner of True Wind Capital.

Adam Clammer:

Thank you, Anat.

We’re thrilled to be partnering with the Cellebrite management team on this very exciting transaction.

www.cellebrite.com

I’m very happy to talk to you today about our partnership with Cellebrite, but before I begin, I’d like to give a quick background on True Wind Capital. True Wind is a technology focused investment firm with a long, proven track record within the industry across both growth and private equity. Our partners have invested in over 30 platform transactions with over $75 billion in total transaction value. We are focused on investing in market-leading, transformational technology companies led by exceptional management teams, where we believe we can act as a value-added partner.

Cellebrite has all the attractive characteristics we look for in a great technology company.

First and foremost, the Cellebrite team is passionate about what they do, which is developing technology that makes the world a safer place. The Company’s core mission is to help customers improve public safety and victims reclaim their lives and uncover the truth. Its technology plays a critical role in bringing justice to victims of crimes, including cases of child exploitation, violent crimes such as homicide and sexual assault, drug and human trafficking, and fraud and financial crime. We are proud to be partnering with a company that is having a real impact on these issues.

Second, Cellebrite is a clear market leader in Digital Intelligence with an impressive win rate of 99% and a world-class customer base that includes federal, state and local public safety agencies and private sector enterprises.

Third, there is a market opportunity that Cellebrite is well positioned to capture. The public safety sector has only just begun its digital transformation journey, which is why we believe the adoption of Cellebrite’s solutions that drive digital transformation of the investigative workflow will only accelerate from here.

Fourth, we think this valuation is extremely compelling given Cellebrite’s strong financial profile. The company boasts best-in-class metrics with 50% ARR growth and over 140% ARR net retention rate in 2020, while the attractive valuation of 6.4x 2022 expected revenue represents a 40% plus discount to the median of the comps set.

Fifth, Cellebrite has a favorable competitive position. We do not believe that any other company can provide an end-to-end solution in this domain. The fragmented landscape that the company competes in lends itself to consolidation. This transaction will put significant cash on the balance sheet to enable the company to execute on strategic acquisition opportunities.

Sixth, Cellebrite has a significant private sector growth opportunity ahead of it that Yossi will talk more about, with sector revenue that is expected to more than double by 2023.

And last but perhaps most importantly, this is an impressive, execution-oriented management team that has created a highly differentiated market leader. Equally important, they are rolling over the vast majority of their existing stakes in this transaction, aligning their interests with other shareholders.

www.cellebrite.com

With that I’ll hand it over to Yossi Carmil, Cellebrite’s CEO.

Yossi Carmil:

Thank you, Adam.

I’m delighted to be here today. Throughout my 17 years with Cellebrite, 15.5 of which as CEO, there have been many exciting moments, but this transaction, and the opportunity to become a publicly traded business is certainly one of the important ones, and we look forward to working with Adam and the team to make it a reality.

Let me tell you who we are, starting with our mission statement: to help our customers protect and save lives, accelerate justice, and preserve privacy in communities around the world.

Our solutions are used on a daily basis in cases of child exploitation, anti-terror, border control, rape, human trafficking and others, and have helped millions of investigations around the globe.

We are undisputed leader in the investigative digital intelligence space. This leadership position is a direct result of our unique technology developed by our strong team and is reflected in our vast customer base and compelling financial profile, which we will discuss in more detail later.

Our customer base is not only vast, comprised of 6,700 public agencies and corporations, but it is also of the highest quality one can hope for. Almost every US cabinet executive department, European Union member state national police, US state or large city, uses our software, alongside top-tier enterprises.

And what is it that we help them do? We help them address their main pain point, which is that investigations today are slow, manual, backlogged, and far from streamlined. Really stuck in the past, to be honest. This means all aspects are prone to error and the entire process is inefficient, which directly affects the ability to solve criminal cases. In fact, those deficiencies mean that some cases are never solved.

Our practical solution to this pain point is Digital Intelligence. Our DI platform makes the investigative process smarter, faster and more productive. I will explain how we do that as I describe the main three components of the platform.

The first part is called “collection & review”. It includes software licenses for the collection and review of data from variety of digital sources, meaning a very broad range of digital devices. The most common devices are, of course, the mobile phone and the computer, but there is a wide range of other devices that are relevant in an investigation and collecting the data they contain can make the difference between a conviction and a criminal on the loose. To be clear, the data collection is a one-time action, performed on a specific device as part of a specific investigation and pursuant to a warrant issued by a judge. Our products do not at any time intercept data or perform any type of ongoing monitoring or surveillance.

www.cellebrite.com

Collection is a critical start point. However, it is not sufficient to simply collect the data. The collected data also needs to be decoded and made readable for investigators in the lab or in the field. Our collection and review solutions here are so well entrenched within our customer base, that they are in fact the industry standard, to the extent that investigators use our name as a verb – “to Cellebrite a device”.

The second part of the platform, is investigative analytics, meaning AI-based solutions that help investigative teams fuse and enrich data, and automate the analysis process. Through our proprietary systems, large amounts of data can be digested and correlated, and insights are delivered faster.

The third, is the management solutions that facilitate the deployment and utilization of our solutions, define and enforce permissions and access, and allow for the sharing of investigative data in a secure manner.

This is a very important slide and I’d like to take a moment to share our efforts to ensure our products do not end up in the wrong hands. Our solutions are very powerful, but we do not forget our mission even for a second. We developed these solutions to do good in the world, and we are fully committed to their lawful and ethical use.

We are therefore very proactive in ensuring that our solutions do not end up in the wrong hands. We’ve implemented various compliance mechanisms through our internal procedures, sales processes, contractual restrictions and technological controls that monitor and govern the ethical and compliant use of our solutions. We do not hesitate to terminate licenses immediately and take appropriate enforcement actions, such as rendering our products unusable, if we suspect the wrongful use of our products.

Further, we have mechanisms in place to ensure most of our solutions do not function past their expiration dates if not legally renewed.

Our sales decisions are also guided by strict internal parameters, which consider a potential customer’s human rights record and anti-corruption policies.

Now I would like to discuss some of the market trends we expect to leverage in the coming few years.

Starting with the big and simple picture: the explosion of digital data is changing the world of investigations. Not only is the number of devices and applications growing, but also the data on each device, resulting in more exhibits per case. In addition, the investigative analytics opportunity is in its early stages.

www.cellebrite.com

Our customers are going through a strategic process of digital transformation that is gradually expanding across large agencies, meaning to additional functional areas or departments, as well as filtering down from larger to mid-sized agencies.

This digital transformation is a growth driver across our portfolio, because of the immense growth in the number of digital data sources, the increasing complexity across the investigative lifecycle, and the constant need for higher efficiency in every step of investigations.

These demand drivers mean there is a very significant market opportunity, to be realized in the coming few years. We conducted a bottom-up analysis that included very detailed mapping of the relevant law enforcement agencies globally, tiered according to needs and capability, and applying actual spend per tier. The result was a total addressable market estimate of over $12 billion by 2023, of which the current actual market size represents only a fraction. We offer market leading solutions to each and every segment that make up this TAM, and we’re therefore very excited about the growth opportunities we see ahead.

With that I will move on to discuss our growth strategy, which builds upon everything I’ve mentioned so far. The “land” phase is fully established. Our market footprint is ideal for significant upselling and cross-selling of existing and future products. We will complement that with meaningful growth in the private sector and acquisitions.

Our strategic focus is reinforced by our market leadership: being the industry standard positions us very well to grow within our existing customer base. We already sell to 90% of the relevant agencies, but on the other hand we believe that we are only 20% penetrated within this customer base, so there’s significant growth opportunity ahead of us.

Today, we are selling primarily data collection & review solutions, and the users are mostly examiners in the labs, but our analytics and management solutions have established us as a mission critical partner to agencies across the investigative lifecycle. This enables us to address what we call the 1-to-4 opportunity, meaning our market research finds that for every one dollar spent in the lab, we see an opportunity to sell 4 dollars of holistic DI solutions to more departments and more users, across a wider solution portfolio, addressing larger budgets.

And we already see it happening. This strategy is focused on a few hundred strategic customers, which according to our analysis, have a potential for life-time value of $750K in revenue over the next 3 years. We have already nurtured 70 of these accounts and have been very successful in increasing the number of solutions they use as well as their total spend with us. This specific example is an anonymized real-world customer and there are hundreds of customers like this one where we’ll repeat our proven playbook.

www.cellebrite.com

Another element of our growth strategy is expanding our customer base in the private sector. Until last year, we had a limited focus on the private sector, but now believe this sector has significant fundamental growth drivers. Accordingly, in early 2020 we acquired BlackBag Technologies, a leader in computer collection & review, and established a business unit dedicated to capturing growth opportunities in the private sector.

Fourth, is inorganic growth. While organic growth will be critical, M&A is also an important part of the equation for us. We seek to expand our TAM, enhance our solution offering or augment our customer base, and see a broad set of opportunities to do so. Through our methodical and disciplined approach, coupled with the cash proceeds from the transaction announced today, we look forward to delivering on this core element of our strategy.

Such acquisitions will allow us to reinforce our unique market position. Our competitive landscape includes point solutions on one hand, and broad but generic solutions that are not tailored to the investigations’ world on the other. We are best positioned to become the only vendor that has the investigative domain expertise and focus as well as a broad purpose-built portfolio, and a clear vision for an end-to-end solution. We are fully committed to continue and enhance our competitive differentiation.

In summary, we believe we are highly differentiated in many aspects of our business, and this translates to an attractive financial profile.

Dana Gerner, our CFO, will discuss our financial profile. Dana, please go ahead.

Dana Gerner:

Thank you, Yossi.

As you will see, Cellebrite’s financial metrics are strong.

We have shown robust ARR growth, where the main driver is the adoption of new solutions due to all the fundamental demand drivers Yossi described. We have also been highly successful in our land-and-expand go-to-market strategy as evidenced by our over 140% ARR net retention rate.

Similarly, our gross retention rate of 98% in 2020 highlights the loyalty and stickiness of our customers. Within our strategic accounts, which are, as Yossi mentioned, our 250 largest Public sector customers with potential for life-time value of $750K in revenue over the next 3 years, there was no churn at all.

This growth is even more impressive in the context of our high profitability and cash generative business model, which has enabled us to finance our growth organically.

www.cellebrite.com

Our ARR growth has been consistent, and high growth is expected to continue. Let me spend a minute explaining what is included in ARR. Traditionally, we sold our software in a model that included a perpetual license element as well as a subscription element, which amounted to approximately 40% of the initial perpetual license, paid on an annual basis. It is significantly more than the typical software maintenance charge because we actually deliver substantial value in each update release. The subscription offering includes 6 to 12 updates a year that are critical to maintain the software’s advanced capabilities. If you think of the rate of iOS or Android version updates, as well as application updates, you can see how without frequent software updates from our end, our collection & review software can quickly become ineffective. As such, these subscriptions are part of the ARR.

In 2019 we introduced a term-based model, replacing over time the perpetual license. We started with the private sector, and completed the transition there, and then moved to the public sector, starting with our premium product, and have seen strong adoption of the new model. We intend to continue with the remainder of our portfolio this year. Of course, term-based licenses are also included in ARR, and we therefore expect to see that some of the ARR growth in the next two to three years will be a result of more and more customers adopt term-based licenses.

Having said that, the main drivers for ARR growth are the upsell and cross-sell of additional modules in collection & review, more buying centers within existing customers, and accelerated Investigative Analytics adoption Yossi shared earlier an example of the upside from nurturing such a customer.

As we think about 2021 and 2022, most of the logos required to hit our projections are already customers today. Primarily, our growth is driven by upselling and cross-selling to new buying centers within our existing customer base. If we think of this in the context of our portfolio, then the largest growth opportunity in absolute numbers is in collection & review, whereas the highest growth rates are expected in investigative analytics.

As for our cost structure, we enjoy a high gross margin, driven by high subscription gross margins which are higher than 90%.

We also expect to deliver operating leverage as our business scales:

The nurturing of our existing customer base has the greatest return on investment attributable to any sales and marketing activity we perform, since there is significant headroom to sell more into these customers and the lines of communication are already open and operating.

Our G&A structure is established and can support significant additional scale. We also have essentially all that is needed to operate as a public company.

www.cellebrite.com

We therefore forecast robust growth and profitability, delivering “rule of 40” financial profile in the long term.

With that, I will turn the call over to Brandon to walk through the transaction.

Brandon Van Buren:

Thanks, Dana.

Building on Adam’s comments at the outset, TWC Tech Holdings is True Wind’s third SPAC to announce a business combination. In the first transaction we partnered with Open Lending in the summer of 2020 under the ticker LPRO. More recently, we partnered with A Place for Rover in February of this year, under the ticker NEBC. Both transactions have been well received, and we are confident we are on track for a third highly successful public market debut.

Turning to the transaction overview: we have priced this deal at $1.8 billion enterprise value, representing 6.4 times 2022 revenue or 30.1 times 2022 EBITDA, which we believe is a compelling discount relative to Cellebrite’s peer set given the high quality of the business. As Adam mentioned, management will be rolling the vast majority - more than 85% - of their existing stakes into the transaction and existing shareholders will retain 65% ownership in the company. Like the company’s current shareholders, we have tremendous confidence in Cellebrite’s stellar management team and their ability to execute on the go-forward plan.

Moving on to valuation: for the comparable set here, we looked at three different groups: the first and most relevant being the public safety peers, or companies with the same vertical focus, similar growth and profitability profile and a common customer base to that of Cellebrite. Second, we looked at the security peers, or companies that demonstrate similar growth profiles and revenue models to the company and also share some of the same compelling secular trends. Lastly, we looked at the company’s business model peers, that is companies with a leadership position in a specific vertical, that are undergoing some level of business model transition. As you can see, Cellebrite is priced at a compelling discount to each bucket of comparable companies.

We’ve talked about Cellebrite’s best-in-class financial profile, and as you can see here, particularly in the context of the company’s strong revenue growth prospects, we believe that the current valuation represents a compelling discount to Cellebrite’s high growth, high quality peers. Our goal is to lay the foundation for strong shareholder stock appreciation as we launch into the public market and we have high confidence in our ability to achieve that goal.

With that, I’ll hand it back over to Yossi for closing remarks.

Yossi Carmil:

Thank you all for your attention to this webcast. We are really excited about this important milestone, our partnership with True Wind and ultimately Cellebrite’s future as a public company. We look forward to keeping you updated on our progress. Enjoy the rest of your day.

www.cellebrite.com

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings II Corp (“TWC Tech Holdings”), Cellebrite DI Ltd. (“Cellebrite”) or the combined company after completion of the proposed business combination contemplated by the Business Combination Agreement and Plan of Merger (“Merger Agreement” and such business combination contemplated thereby, the “business combination”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities Exchange Commission (the “SEC”) by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

www.cellebrite.com